EXHIBIT 11.1:
OIL-DRI CORPORATION OF AMERICA
Computation of Net Income Per Share
(in thousands except for per share amounts)

	Year Ended July 31,
	2016	2015	2014
Net income available to stockholders	$13,613	$11,368	$8,356
Less: Distributed and undistributed earnings allocated to nonvested restricted stock	(315)	(147)	(128)
Earnings available to common shareholders	$13,298	$11,221	$8,228

Shares Calculation

Average shares outstanding - Basic Common	4,986	4,955	4,981
Average shares outstanding - Basic Class B Common	2,050	2,019	2,001
Potential Common Stock relating to stock options and non-vested restricted stock	58	63	22
Average shares outstanding - Assuming dilution	7,094	7,037	7,004

Net Income Per Share: Basic Common	$2.04	$1.73	$1.27
Net Income Per Share: Basic Class B Common	$1.53	$1.30	$0.96
Net Income Per Share: Diluted Common	$1.87	$1.59	$1.17